H. Kenneth Merritt, Jr.

Admitted in Vermont, New York & New Jersey Only

Kmerritt@merritt-merritt.com

Sharon J. Merritt

Admitted in Vermont &New York Only

Smerritt@merritt-merritt.com

R.W. Eli Moulton, III

Admitted in Vermont & Massachusetts Only

Emoulton@merritt-merritt.com

Donald. A. Woodworth

Admitted in Colorado Only

DWoodworth@merritt-merritt.com

Elizabeth l. Metayer, Paralegal

LMetayer@merritt-merritt.com

Nichole L. Fitzgerald, Paralegal

NFitzgerald@merritt-merritt.com

Linda K. Dissinger

Practice Development Manager

Ldissinger@merritt-merritt.com

December 28, 2012

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Michael Clampitt, Senior Counsel

Re:     Stalar 5, Inc. (file no. 000-54844) – Form 10 filed November 1, 2012, as amended by Amendment filing of December 7, 2012

Dear Mr. Clampitt:

We are counsel to Stalar 5, Inc. (hereinafter “Stalar 5”). On behalf of Stalar 5, we are hereby responding to the comments contained in your letter of December 14, 2012.

Response to Comment #1: In response to this comment, Stalar 5 will file Amendment No. 2 to its Form 10 (“Form 10/A2”). Form 10/A2 will correct the typo.

Response to Comment #2: In response to this comment, Stalar 5 has reworded those risk factors identified by your letter of December 14, 2012.

Response to Comment #3: In response to this comment, we have removed all references to Enamelon, Inc. Under Item 401(e)  of Regulation  S-K, the Registrant is required to describe the business experience for the past five years of each director and executive officer during the past five years and,  if material, more than the past five years.  All of Dr. Fox’s activities with respect to Enamelon occurred more than 12 years ago and in the Registrant’s judgment are not material. We note that under Item 401(f) of Regulation S-K, disclosure regarding bankruptcy proceedings is required if the bankruptcy occurred within the past ten years. No disclosure has been made as Enamelon’s bankruptcy occurred in 2000.

Response to Comment #4: In response to this comment, Stalar 5 has included in its Form 10/A2 the disclosure information previously provided by letter response.

Response to Comment #5: In response to this comment, Stalar 5 has included in its Form 10/A2 an updated consent from its independent accountant.

If you have any questions please do not hesitate to call. Best regards.

Very truly yours,

H. Kenneth Merritt, Jr.

cc: Stalar 5, Inc. – Dr. Steven R. Fox, Dr. Steven Rosenfeld (via electronic mail only)

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